Exhibit 2

FOR IMMEDIATE RELEASE	16 January 2017

WPP PLC (“WPP”)

Ogilvy & Mather Marketing Communications Limited agrees to take full ownership of Shanghai Ogilvy & Mather

Advertising and Shanghai Ogilvy & Mather Marketing Communications Consulting

WPP announces that its operating company Ogilvy & Mather Marketing Communications Limited (O&M) has agreed to acquire full ownership of two existing Chinese joint ventures from Shanghai Advertising Limited. The acquisition will see O&M take up the remaining 25% and 15% stakes in Shanghai Ogilvy & Mather Advertising Ltd and Shanghai Ogilvy & Mather Marketing Communications Consulting Co. Ltd respectively.

Shanghai Ogilvy & Mather Advertising was founded in 1991 and employs around 520 people in China. The agency specialises in advertising strategy, design and production with key clients including YUM! Brands, Unilever, Philips, Nestlé and Coca-Cola. Shanghai Ogilvy & Mather Advertising’s gross revenues for the year ending 2015 were RMB 633.2 million with gross assets of RMB 466.3 million as of the same period.

Shanghai Ogilvy & Mather Marketing Communications Consulting Co. Ltd was founded in 1997 and is a leading agency in communications and public affairs consulting. The agency employs 450 people and revenues for the year ending 2015 were RMB 575.8 million with gross assets of RMB 416.9 million as of the same period. Clients include Nestlé, IHG, UPS and Lenovo.

The acquisition demonstrates WPP’s strategy and commitment to investing in important markets and sectors. Collectively, WPP companies (including associates) in Greater China generate revenues of US$1.6 billion and employ 14,000 people.

Contact:

Feona McEwan,         WPP +44(0) 20 7408 2204

Juliana Yeh,               WPP +852 22803790

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